UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

Commission File Number 1-6028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LNC EMPLOYEES’

401(k) SAVINGS PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation

150 N.  Radnor Chester Road

Radnor, PA  19087

LNC Employees’ 401(k) Savings Plan

Audited Financial Statements

and Supplemental Schedule

As of December 31, 2014 and 2013, and For the

Year Ended December 31, 2014

Table of Contents

Report of Independent Registered Public Accounting Firm.........................................................................................................................1

Audited Financial Statements

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) ...............................................................................................................12

Report of Independent Registered Public Accounting Firm

Lincoln National Corporation Benefits Committee

LNC Employees’ 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of LNC Employees’ 401(k) Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LNC Employees’ 401(k) Savings Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of LNC Employees’ 401(k) Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

June 19, 2015

LNC Employees’ 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2014	2013
Assets
Investments:
Mutual funds	$189,551,121	$169,717,659
Collective investment trusts	782,021,844	691,653,415
Common stock - Lincoln National Corporation	160,870,807	158,478,809
Investment contract - The Lincoln National Life Insurance Company	283,645,614	262,326,074
Money market fund	4,309,345	5,028,867
Cash and invested cash	1,064,362	-
Brokerage account	34,673,296	30,097,198
Total investments	1,456,136,389	1,317,302,022

Notes receivable from participants	30,995,710	28,704,965
Net assets available for benefits	$1,487,132,099	$1,346,006,987

See accompanying Notes to Financial Statements

LNC Employees’ 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended
December 31, 2014
Additions
Net investment income:
Net appreciation of investments	$61,503,476
Interest and dividends	23,155,837
Total net investment income	84,659,313

Interest income on notes receivable from participants	1,240,587

Contributions:
Employer	77,951,219
Participant	55,544,787
Rollover	17,636,400
Total contributions	151,132,406
Total additions	237,032,306

Deductions
Benefits paid to participants	96,813,718
Administrative expenses	215,728
Total deductions	97,029,446

Net increase before transfer of assets	140,002,860
Transfer from affiliated plans	1,122,252
Net increase	141,125,112

Net assets available for benefits
Beginning-of-year	1,346,006,987
End-of-year	$1,487,132,099

See accompanying Notes to Financial Statements

LNC Employees’ 401(k) Savings Plan

Notes to Financial Statements

1.   Description of the Plan

The following description of the LNC Employees’ 401(k) Savings Plan (the “Plan”) is a summary only and, a detailed Plan document can be obtained from Lincoln National Corporation (“LNC” or the “Employer”) Human Resources.  The Plan is administered by the LNC Benefits Committee (the “Plan Administrator”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan may be amended from time to time in order to comply with changes in applicable laws and to make changes in Plan administration.

Eligibility

The Plan is a contributory, defined contribution plan that covers substantially all employees of the Employer and certain of its subsidiaries who meet the conditions of eligibility to participate as defined by the Plan document.

Contributions

Participants may contribute up to 75% of their pre-tax annual compensation to the Plan, subject to annual individual deferral limitations as determined by the Internal Revenue Service (“IRS”).  All newly-hired or rehired employees are automatically enrolled in the Plan with pre-tax contributions being made at the rate of 6% of eligible earnings.  A participant may elect to not participate in the Plan or change the pre-tax contribution rate from 6%.  A participant may also elect to make Roth 401(k) contributions to the Plan.  Roth 401(k) contributions are includable in the participant’s gross income at the time of deferral and must be irrevocably designated as Roth 401(k) contributions.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as determined by the IRS and ERISA.

Employer contributions are made to the Plan.  The basic Employer match is $1.00 for each $1.00 that a participant contributes each pay period, up to 6% of eligible earnings.  The “core” or guaranteed Employer contribution is 4% of eligible earnings per pay period and is contributed to each eligible employee regardless of whether the employee elects to defer earnings into the Plan.  In addition, certain eligible employees are qualified for a “transition” Employer contribution between 0.2% and 8.0% of eligible earnings per pay period which will continue for a period of 10 years beginning on January 1, 2008.  Eligibility for transition Employer contributions is based on a combination of age and vesting years of service as provided in the Plan document with a minimum 10-year vesting service requirement for legacy LNC employees, and a minimum 5-year vesting service requirement for legacy Jefferson-Pilot employees.  Eligibility for transition Employer contributions and the applicable percentage used to determine a participant’s transition contribution was established on December 31, 2007, and applies only to those who were participants as of December 31, 2007.  A participant cannot grow into transition Employer contributions.  Transition Employer contributions will cease on December 31, 2017.

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan.    The Plan currently offers various mutual funds, collective investment trusts, a guaranteed investment contract issued by The Lincoln National Life Insurance Company (“LNL”), and the LNC common stock fund as investment options for participants. In addition, participants have the option of utilizing a self-directed brokerage account (“brokerage account”), through which participants are able to invest in a variety of securities including mutual funds, equities, or certain fixed-income securities.

Participant Accounts

Separate accounts are maintained for each participant.  Each participant’s account balance is credited with the participant’s contributions and any rollovers, the Employer contributions, and an allocation of the Plan’s investment income or losses based upon the participant’s election of investment options.

Vesting

Participants’ pre-tax contributions, Roth 401(k) contributions, Employer match contributions, transition Employer contributions and earnings thereon are fully vested at all times.  Participants eligible for the core Employer contributions are fully vested after two years of service.

Forfeitures

Upon a participant’s termination, the unvested portion of the participant’s account is forfeited.  Forfeited non-vested amounts may be used to reduce future Employer contributions or pay administrative expenses of the Plan.  During the year ended December 31, 2014, forfeitures of $488,291 were used to reduce Employer contributions.  At December 31, 2014 and 2013, unallocated forfeitures were $758,455 and $571,632, respectively.

LNC Employees’ 401(k) Savings Plan

Notes to Financial Statements

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of 50% of the participant’s vested account value or $50,000, reduced by the highest outstanding loan balance in the previous 12-month period.  Loan terms range from 1 to 5 years or up to 20 years for the purchase of a principal residence.  Participant loans bear interest at a rate commensurate with prevailing rates for loans of a similar type as determined by the Plan Administrator.  Interest rates on outstanding participant loans ranged from 4.25% to 10.75% with maturities through 2034 as of December 31, 2014.

Benefit Payments

Upon termination of service, including termination due to disability or retirement, a participant may elect to receive a lump-sum amount equal to the participant’s vested interest in his or her account balance, an installment option if certain criteria are met, or a systematic withdrawal option in the form of a series of periodic payments; in case of death, the participant’s beneficiary makes that election.

Participants with vested account balances less than $1,000 are immediately distributed as a lump-sum under the terms of the Plan, without the participant’s consent, unless the participant has made a timely rollover election to an Individual Retirement Account or other qualified arrangement.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, all non-vested participant account balances would become fully vested.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Investments Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

As described in the Financial Accounting Standards Board (“FASB”) Accounting Standards CodificationTM (“ASC”) Fully Benefit-Responsive Investment Contracts Topic, investment contracts held by a defined contribution plan that are fully benefit-responsive are required to be reported at fair value.  However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract.  The LNL investment contract held by the Plan is carried on the Statements of Net Assets Available for Benefits at contract value, which approximates the fair value of the investment contract.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded when earned.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are valued at unpaid principal balance plus any accrued interest.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

The Plan's administrative expenses are paid by either the Plan or Employer, as provided by the Plan document.

LNC Employees’ 401(k) Savings Plan

Notes to Financial Statements

Accounting Estimates and Assumptions

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain amounts reported in the financial statements.  Actual results may differ from those estimates.

3.   Investments

The following table presents investments that represent 5% or more of the Plan’s net assets as of December 31:

	2014	2013
	Fair Value	Fair Value
Mutual funds:
American Funds Growth Fund of America R-6	$117,656,882	$103,029,083

LNC common stock	160,870,807	158,478,809

LNL investment contract	283,645,614	262,326,074

For the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(2,279,134)
Collective investment trusts	46,260,926
LNC common stock	18,032,686
Brokerage account	(511,002)
Total	$61,503,476

4.   Fair Value Measurements

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  The Plan’s financial investments carried at fair value are categorized into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique.  The three-level hierarchy for fair value measurement is defined as follows:

•	Level 1: Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

•

Level 2: Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

•

Level 3: Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following is a description of the valuation methodologies used for investments measured at fair value pursuant to the fair value hierarchy.

Mutual Funds (including the mutual funds within the brokerage account)

Mutual funds, including those within the brokerage account, are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund that focus on accumulating earnings while maintaining the appropriate level of diversified risk.  The inputs used to measure the fair value of the mutual funds, including those within the brokerage account, are classified as Level 1 within the fair value hierarchy.

LNC Employees’ 401(k) Savings Plan

Notes to Financial Statements

Collective Investment Trusts

Collective investment trusts are public investment vehicles, valued using the NAV provided by the administrator of the trust, that focus on stability of maintaining principal and a steady growth of earnings while matching the appropriate level of risk to the type of trust.  There are currently no redemption restrictions on the collective investment trusts.  The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is quoted on a private market that is not active; however, the unit price of the underlying investments is traded on an active market.  The inputs used to measure the fair value of the collective investment trusts are classified as Level 2 within the fair value hierarchy.

LNC Common Stock (including common stock within the brokerage account)

LNC common stock and common stock within the brokerage account are valued at the closing price on the last business day of the Plan year on the active market on which the individual security is traded.  The inputs used to measure the fair value of LNC common stock and common stock within the brokerage account are classified as Level 1 within the fair value hierarchy.

LNL Investment Contract

The LNL investment contract is a fully benefit-responsive investment contract and is reported at contract value, which approximates fair value.  Contract value represents participant contributions, plus earnings at guaranteed crediting rates, less participant withdrawals.  As a result, the LNL investment contract is classified as Level 3 within the fair value hierarchy.  For further information, see Note 5.

Money Market Fund (including the money market fund within the brokerage account)

The money market fund, including the money market fund within the brokerage account, is a public investment vehicle valued using the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.  The NAV is quoted on a private market that is not active; however, the unit price of the underlying investments is traded on an active market.  The inputs used to measure the fair value of the money market fund, including the money market fund within the brokerage account, are classified as Level 2 within the fair value hierarchy.

Cash and Invested Cash

Cash and invested cash is carried at cost and includes all highly liquid debt instruments purchased with an original maturity of three months or less.  The inputs used to measure the fair value of cash and invested cash are classified as Level 2 within the fair value hierarchy.

The Plan did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2014 and 2013, and we noted no changes in valuation methodologies between these periods.  There were no transfers between Level 1, Level 2 or Level 3 for the years ended December 31, 2014 and 2013.

The valuation methods described above and in Note 5 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial investments could result in a different fair value measurement at the reporting date.

LNC Employees’ 401(k) Savings Plan

Notes to Financial Statements

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets:

	As of December 31, 2014
	Quoted Prices in	Significant	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Mutual funds:
Growth	$117,656,882	$-	$-	$117,656,882
International	71,894,239	-	-	71,894,239
Collective investment trusts:
Small-Mid Cap Value Fund	-	11,936,539	-	11,936,539
Large Cap Value Trust	-	72,226,762	-	72,226,762
Small-Mid Cap Growth Trust	-	51,046,450	-	51,046,450
Large Cap Growth Trust	-	47,385,872	-	47,385,872
Diversified Income Trust	-	64,655,682	-	64,655,682
International Growth Fund	-	49,483,046	-	49,483,046
Diversified Real Asset Fund	-	7,121,746	-	7,121,746
Target Retirement Funds	-	383,852,648	-	383,852,648
International Equity Fund	-	7,750,375	-	7,750,375
Small-Mid Cap Index Fund	-	40,088,259	-	40,088,259
Large Cap Index Fund	-	41,084,223	-	41,084,223
U.S. Bond Index Fund	-	5,390,242	-	5,390,242
LNC common stock	160,870,807	-	-	160,870,807
LNL investment contract	-	-	283,645,614	283,645,614
Money market fund	-	4,309,345	-	4,309,345
Cash and invested cash	-	1,064,362	-	1,064,362
Brokerage account	26,566,703	8,106,593	-	34,673,296
Total investments	$376,988,631	$795,502,144	$283,645,614	$1,456,136,389

LNC Employees’ 401(k) Savings Plan

Notes to Financial Statements

	As of December 31, 2013
	Quoted Prices in	Significant	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Mutual funds:
Growth	$103,029,083	$-	$-	$103,029,083
International	66,688,576	-	-	66,688,576
Collective investment trusts:
Small-Mid Cap Value Fund	-	9,916,100	-	9,916,100
Large Cap Value Trust	-	61,987,617	-	61,987,617
Small-Mid Cap Growth Trust	-	48,739,372	-	48,739,372
Large Cap Growth Trust	-	40,684,046	-	40,684,046
Diversified Income Trust	-	62,231,900	-	62,231,900
International Growth Fund	-	53,007,080	-	53,007,080
Diversified Real Asset Fund	-	5,611,213	-	5,611,213
Target Retirement Funds	-	337,323,590	-	337,323,590
International Equity Fund	-	6,303,480	-	6,303,480
Small-Mid Cap Index Fund	-	31,101,286	-	31,101,286
Large Cap Index Fund	-	30,535,171	-	30,535,171
U.S. Bond Index Fund	-	4,212,560	-	4,212,560
LNC common stock	158,478,809	-	-	158,478,809
LNL investment contract	-	-	262,326,074	262,326,074
Money market fund	-	5,028,867	-	5,028,867
Brokerage account	24,748,151	5,349,047	-	30,097,198
Total investments	$352,944,619	$702,031,329	$262,326,074	$1,317,302,022

Rollforward of Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The table below sets forth a summary of changes in the fair value of the LNL investment contract for the years ended December 31:

	2014	2013
Balance as of beginning-of-year	$262,326,074	$239,035,469
Purchases	50,928,366	49,408,524
Sales	(29,608,826)	(26,117,919)
Balance as of end-of-year	$283,645,614	$262,326,074

5.   LNL Investment Contract

The LNL investment contract is a group fixed annuity contract, backed by the creditworthiness of LNL, which has no maturity date.  Deposits made to the investment contract are deposited in LNL’s general account.  LNL is contractually obligated to repay the principal and a specified crediting interest rate that is guaranteed to the Plan.  There are no reserves against contract value for credit risk of LNL or otherwise.   Participants may ordinarily direct permitted withdrawals or transfers of all or a portion of their account at contract value within reasonable time frames.  Restrictions apply to the aggregate movement of funds to other investment options.

The investment contract has a credited interest rate that is based on the three-year average of the Barclays Capital U.S. Intermediate Government / Credit Bond Index plus 20 basis points and can be changed quarterly.  The average yield and crediting interest rate were 3.00% for December 31, 2014 and 2013, respectively.  The guaranteed minimum credited interest rate is 3.00%.

LNC Employees’ 401(k) Savings Plan

Notes to Financial Statements

There is no event that limits the ability of the Plan to transact at less than contract value with LNL.  There are also no events or circumstances that would allow LNL to terminate the group fixed annuity contract with the Plan and settle at an amount different from contract value.

6.   Income Tax Status

The Plan received a determination letter from the IRS dated September 16, 2013, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan has been amended.  However, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

The Plan Administrator has concluded that as of December 31, 2014, there were no uncertain tax positions taken or expected to be taken.    The Plan recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the applicable statute of limitations.

7.   Party-in-Interest Transactions

The Plan’s investments represent funds invested in, or maintained by, Wilmington Trust, Lincoln Retirement Services Company, LLC (“LRSC”) and TD Ameritrade.  Wilmington Trust is the Trustee for the Plan assets, LRSC, an affiliate of LNC, is the recordkeeper for the Plan and TD Ameritrade is the custodian of the brokerage account assets and, therefore, these investments represent exempt party-in-interest transactions.  All fees paid to LRSC for its services provided to the Plan were paid by LNC.

8.   Concentrations of Credit Risks

As of December 31, 2014, the Plan had investments in LNC common stock and the LNL investment contract of $160,870,807 (11% of net assets) and $283,645,614 (19% of net assets), respectively.  As of December 31, 2013, the Plan had investments in LNC common stock and LNL investment contract of $158,478,809 (12% of net assets) and $262,326,074 (19% of net assets), respectively.  LNC and LNL operate predominately in the insurance and retirement businesses.

9.   Related Party Transactions

The Plan invests in the LNL investment contract, which is a guaranteed investment contract in the general account of LNL.  As of December 31, 2014 and 2013,  the fair value of the LNL investment contract was $283,645,614 and  $262,326,074, respectively.  Total interest and dividends from the LNL investment contract was $8,046,210 for the year ended December 31, 2014.

At December 31, 2014, Wilmington Trust held approximately 3,489,000 shares of LNC common stock in the Lincoln Stock Fund, of which approximately 80% was allocable to the Plan.  At December 31, 2013, Wilmington Trust held approximately 3,871,000 shares of LNC common stock in the Lincoln Stock Fund, of which approximately 79% was allocable to the Plan.  During the year ended December 31, 2014, Wilmington Trust recorded dividend income on LNC common stock of approximately $2,405,000, of which approximately 80% was allocable to the Plan.

10.   Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ accounts and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

11.   Subsequent Events

The Plan Administrator has evaluated subsequent events through June 19, 2015, the date the financial statements were available to be issued.  Effective April 1, 2015, the Plan changed the trustee to Lincoln Financial Group Trust Company and also changed the crediting rate index for the LNL investment contract to the five-year average of the Barclay’s Stable Income Market Index.

Supplemental Schedule

LNC Employees' 401(k) Savings Plan
Plan Number: 009
EIN: 35-1140070
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2014

(a)	(b)	(c)	(d)	(e)
		Description of Investment
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest,	Cost	Current
	Lessor or Similar Party	Par or Maturity Value	**	Value

	Mutual funds:
	American Funds	Growth Fund of America R-6		$117,656,882
	Dodge & Cox	International Stock Fund		71,894,239
	Total mutual funds			189,551,121

	Collective investment trusts:
	Boston Company Asset Management, LLC	Small-Mid Cap Value Fund		11,936,539
	Delaware Foundation	Large Cap Value Trust		72,226,762
	Delaware Foundation	Small-Mid Cap Growth Trust		51,046,450
	Delaware Foundation	Large Cap Growth Trust		47,385,872
	Delaware Foundation	Diversified Income Trust		64,655,682
	MFS	International Growth Fund		49,483,046
	PIMCO	Diversified Real Asset Fund		7,121,746
	State Street Global Advisors Ltd.	Target Retirement Income Fund		2,756,983
	State Street Global Advisors Ltd.	Target Retirement 2010 Fund		5,472,855
	State Street Global Advisors Ltd.	Target Retirement 2015 Fund		27,027,539
	State Street Global Advisors Ltd.	Target Retirement 2020 Fund		46,418,231
	State Street Global Advisors Ltd.	Target Retirement 2025 Fund		63,991,908
	State Street Global Advisors Ltd.	Target Retirement 2030 Fund		63,706,706
	State Street Global Advisors Ltd.	Target Retirement 2035 Fund		61,334,156
	State Street Global Advisors Ltd.	Target Retirement 2040 Fund		46,274,801
	State Street Global Advisors Ltd.	Target Retirement 2045 Fund		36,737,489
	State Street Global Advisors Ltd.	Target Retirement 2050 Fund		22,582,580
	State Street Global Advisors Ltd.	Target Retirement 2055 Fund		7,549,400
	State Street Global Advisors Ltd.	International Equity Fund		7,750,375
	State Street Global Advisors Ltd.	Russell Small-Mid Cap Index Fund		40,088,259
	State Street Global Advisors Ltd.	Russell Large Cap Index Fund		41,084,223
	State Street Global Advisors Ltd.	U.S. Bond Index Fund		5,390,242
	Total collective investment trusts			782,021,844

*	LNC	Common stock		160,870,807

*	LNL	Investment contract - at contract value		283,645,614

*	Wilmington Trust	Money market fund		4,309,345

*	Wilmington Trust	Cash and invested cash		1,064,362

*	TD Ameritrade	Brokerage account		34,673,296

*	Participant loans	Maturing through December 2034, interest rates
		ranging from 4.25% to 10.75%		30,995,710
				$1,487,132,099

*	Represents a permitted party-in-interest
**	Cost information is not required for participant-directed investments

SIGNATURE

THE PLAN:  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrator of the LNC Employees’ 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

     LNC Employees’ 401(k) Savings Plan

     By:  /s/ George A. Murphy

Date:  June 19, 2015      George A. Murphy, Chair, Lincoln National Corporation

     Benefits Committee